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FEB 29 2008

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UNITED
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52806

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRADESCO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street - 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paulo Faustino da Costa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradesco Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me and personally know on this 14th day of Feb. 2008

RAFAELLA ANGEROSI
Notary Public - State of New York
No. 01AN6180012
Qualified in New York County
My Commission Expires January 7, 2012

Signature

President & CEO
Title

Rafaella Angerosi
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bradesco Securities, Inc.

Statement of Financial Condition
as of December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
Bradesco Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bradesco Securities, Inc. at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

Bradesco Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 8,956,901
Receivables from clearing organization	383,517
Securities owned, at market value	11,462,725
Equipment and leasehold improvements net of accumulated depreciation of $186,365	214,999
Receivables from affiliates	216,479
Other assets	113,359
Total assets	$ 21,347,980
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable, accrued expenses, and other liabilities	$ 1,437,434
Total liabilities	1,437,434
Commitments and contingent liabilities (note 4)	
Stockholder's equity	
Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares	11,000
Additional paid-in capital	21,989,000
Accumulated deficit	(2,089,454)
Total stockholder's equity	19,910,546
Total liabilities and stockholder's equity	$ 21,347,980

1. Organization

Bradesco Securities Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority. The Company's business primarily consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment basis/receipt versus payment) basis.

The accompanying financial statements have been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 3).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that include cash and deposits held with affiliates and other financial institutions.

Clearing Arrangements

Pursuant to agreements between the Company and its correspondent clearing broker, the Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis.

Securities and Securities Transactions

Investment securities owned, representing US dollar denominated Euro Bonds, are valued at market value.

Receivables from clearing organization include certain deposits and amounts receivable from clearing organization and are recorded in the statement of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation on equipment is provided for using the straight-line method based on the estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or the terms of the respective lease.

Fair Value of Financial Instruments
Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments,* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statements of financial condition. Virtually all of the Company's financial instruments, are carried at, or approximate, fair value.

Recent Accounting Developments

FIN No. 48. In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and additional disclosures. The Company adopted the provisions of FIN 48 on January 1, 2007. On the date of adoption, the Company did not record any adjustment for uncertain tax liabilities.

At December 31, 2007, the Company had no positions for uncertain tax liabilities.

The Company continually evaluates proposed adjustments by taxing authorities. The tax years 2000 through 2006 remain subject to examination by tax authorities in the jurisdictions to which the Company is subject (in the United States).

SFAS No. 157. In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements. The Statement defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure requirements regarding methods used to measure fair value. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's financial statements issued for the year beginning on January 1, 2008, with earlier adoption permitted. We are currently evaluating the impact of SFAS 157, since we expect to adopt it on January 1, 2008. Adoption of FAS 157 is not expected to have a material effect on the firm's financial condition.

SFAS No. 159. In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and to provide additional information that will help investors and other users of financial statements to understand more easily the effect on earnings of the Company's choice to use fair value. SFAS 159 is effective as of the first quarter of 2008. Adoption of FAS 159 is not expected to have a material effect on the firm's financial condition.

3. Transactions with Related Parties

During the normal course of business, Banco Bradesco S.A. New York Branch (the Branch), together with affiliated companies, provide and account for a portion of the Company's business activities.

At December 31, 2007, cash and cash equivalents included in the accompanying statement of financial condition consists of deposits and operating accounts with the Branch and amounted to $4,745,391.

4. Commitments and Contingent Liabilities

On March 15, 2006 the Company entered into a lease agreement for office space that will expire on October 30, 2016. Beginning July 1, 2006, the Company is obligated to pay $15,005 per month through June 30, 2011, and $16,206 per month thereafter. The Company was entitled to an abatement in the amount of $15,005 per month for the first four consecutive months.

The Company has a contractual obligation to pay $12,000 per year under the intercompany agreement with the Branch, which expires on December 31, 2008.

The Branch has issued a letter of credit to the Company's lessor as a security deposit in connection with the lease, for a total of $100,835. The Company in turn has pledged an $111,000 certificate of deposit to the Branch as collateral for the letter of credit.

5. Securities Owned

As of December 31, 2007, the Company has an investment in Euro Bonds denominated in US dollars of $11,462,725 stated at market value, with maturities from April 1, 2008 to July 2, 2013. These investments are held by the custodian bank Banco Bradesco Grand Cayman. At December 31, 2007 100% of the securities owned by the Company are invested in Euro Bonds issued by Petroleo Brasileiro S/A - PETROBRAS.

6. Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements at December 31, 2007 are summarized as follows:

Equipment	$ 303,064
Leasehold improvements	98,300
	401,364
Less accumulated depreciation and amortization	(186,365)
	$ 214,999

7. Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5%, and

management has the ability to make discretionary contributions above the matching contribution. However, matching contributions could not exceed defined limits set by the Bank.

8. Income Tax

Deferred income taxes have been recorded for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

The components of the deferred tax assets and liabilitites at December 31, 2007 are summarized as follows:

Deferred tax assets	
Net operating loss	$ 840,552
Deferred rent	28,184
Charitable contribution carryover	12,835
Capital loss	440,415
Less: Valuation allowance on net operating loss and capital loss	(1,279,537)
Total deferred tax assets, net of valuation adjustment	42,449
Deferred tax liabilities	
Depreciation and amortization	(32,049)
Unrealized loss on securities owned	(10,400)
Total deferred tax liabilities	(42,449)
Net deferred tax liability	$ -

At December 31, 2007, the Company had net operating loss carryforwards of $1,852,929. The Company recorded a related deferred income tax asset of $840,552 as of December 31, 2007, and an offsetting valuation allowance as these net operating loss carryforwards are considered more likely than not to expire unutilized. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2027.

At December 31, 2007, the Company had capital loss carryforwards of $976,028 related to losses on principal transactions. The Company recorded a related deferred income tax asset of $440,415 as of December 31, 2007, and an offsetting valuation allowance for those capital loss carryforwards considered more likely than not to expire unutilized. Certain of these carryforwards are subject to annual limitations on utilization and they will begin to expire in 2009, with the majority expiring in 2012.

9. Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3%. At December 31, 2007, the Company had net capital of $3,157,594, which was $3,057,594 in excess of required net capital. Aggregate indebtedness as of December 31, 2007 was $1,437,434 resulting in a net capital percentage of 45.52%.

END